Prabu Natarajan
Chief Financial Officer
Science Applications International Corporation
12010 Sunset Hills Road
Reston, VA 20190
February 16, 2021
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street NE
Washington, D.C. 20549

Attn:	Kathryn Jacobson Robert Littlepage
RE:	Science Applications International Corporation Form 10-K for the Year Ended January 31, 2020 Filed March 27, 2020 Form 8-K Filed December 3, 2020 File No. 001-35832

Ladies and Gentlemen:
On behalf of Science Applications International Corporation (the “Company”, “we”, “us”, or “our”) we are writing in response to the comment letter we received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission on February 9, 2021 with respect to the Company’s Form 10-K for the Year Ended January 31, 2020 and the Company’s Form 8-K Filed December 3, 2020. This letter sets forth the Company’s response to that comment. For your convenience, we have summarized the Staff’s comment in bold, followed by our response.

Form 8-K filed December 3, 2020

SAIC Announces Third Quarter of Fiscal Year 2021 Results
Fiscal Year 2021 Guidance, page 4

1. To the extent that you provide earnings guidance which includes non-GAAP measures, please comply with the guidance in the penultimate bullet of Q&A 102.10 of the CD&I on
Non-GAAP Financial Measures (April 4, 2018) in future filings of your Form 8-K.
Response:

We acknowledge the Staff’s comment and will comply with the referenced guidance in future filings. To the extent that the Company provides guidance on forward-looking Adjusted diluted EPS, the Company will accompany it with the following disclosure:
“The Company does not provide a reconciliation of forward-looking Adjusted diluted EPS to GAAP diluted EPS due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation including amortization of acquired intangible assets and acquisition, integration and restructuring costs. As a result, the Company is not able to forecast GAAP diluted EPS with reasonable certainty. The variability of the above charges may have an unpredictable and potentially significant impact on our future GAAP financial results.”
To the extent that the Company provides guidance on forward-looking non-GAAP Free Cash Flow the Company will provide a reconciliation to projected GAAP Net cash provided by operating activities.
* * * * *

If you would like to speak with us about this matter, please do not hesitate to call Maria Bishop, Corporate Controller, at (760) 889-0736.
Very truly yours,
/s/ Prabu Natarajan
Prabu Natarajan
Chief Financial Officer
Cc:
Nazzic S. Keene
Steven G. Mahon
Ernst & Young LLP
Faegre Baker Daniels LLP